# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Black Stone Minerals, L.P., CIK 0001621434
CUSIP: 09225M101
Title of class of securities: Common Units
Address of issuer's principal executive offices: 1001 Fannin Street, Suite 2020, Houston, Texas (TX), 77002
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001193125-22-037063
Filed by CIK 0001527166

## Reporting persons
- The Carlyle Group Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Carlyle Holdings I GP Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Carlyle Holdings I GP Sub L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: (Limited Liability Company)
- Carlyle Holdings I L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- CG Subsidiary Holdings L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: (Limited Liability Company)
- TC Group, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: (Limited Liability Company)
- TC Group Sub L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- TC Group CEMOF II, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: (Limited Liability Company)
- CEMOF II General Partner, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- CEMOF II AIV, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Mineral Royalties One, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: (Limited Liability Company)

## Item 1. Issuer
Name of issuer: Black Stone Minerals, L.P.
Address of issuer's principal executive offices: 1001 Fannin Street, Suite 2020, Houston, TX, 77002

## Item 2. Person Filing
Name of person filing:
Each of the following is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons." This statement is filed on behalf of:

The Carlyle Group Inc.
Carlyle Holdings I GP Inc.
Carlyle Holdings I GP Sub L.L.C.
Carlyle Holdings I L.P.
CG Subsidiary Holdings L.L.C.
TC Group, L.L.C.
TC Group Sub L.P.
TC Group CEMOF II, L.L.C.
CEMOF II General Partner, L.P.
CEMOF II AIV, L.P.
Mineral Royalties One, L.L.C.
Address of principal business office or, if none, residence: The address of each of the Reporting Persons is c/o The Carlyle Group, 1001 Pennsylvania Ave., N.W., Suite 220 South, Washington, DC 20004-2505.
Citizenship: Each of the Reporting Persons is organized in the state of Delaware.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information contained on the cover pages hereto is incorporated by reference into this Item 4. This amendment to Schedule 13G is being filed on behalf of the Reporting Persons to report that, as of March 24, 2025, the Reporting Persons do not beneficially own any Common Units.
Percent of class: 0.0%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
24 Power of Attorney (filed herewith).

99 Joint Filing Agreement (previously filed).

## Signatures
- The Carlyle Group Inc.: /s/ Anne Frederick, attorney-in-fact, John C. Redett, Chief Financial Officer (05/13/2025)
- Carlyle Holdings I GP Inc.: /s/ Anne Frederick, attorney-in-fact, John C. Redett, Managing Director and Chief Financial Officer (05/13/2025)
- Carlyle Holdings I GP Sub L.L.C.: Carlyle Holdings I GP Inc., its sole member, By: /s/ Anne Frederick, attorney-in-fact, John C. Redett, Managing Director and Chief Financial Officer (05/13/2025)
- Carlyle Holdings I L.P.: /s/ Anne Frederick, attorney-in-fact, John C. Redett, Managing Director (05/13/2025)
- CG Subsidiary Holdings L.L.C.: /s/ Anne Frederick, attorney-in-fact, John C. Redett, Managing Director (05/13/2025)
- TC Group, L.L.C.: /s/ Anne Frederick, attorney-in-fact, John C. Redett, Managing Director (05/13/2025)
- TC Group Sub L.P.: TC Group, L.L.C., its general partner, By: /s/ Anne Frederick, attorney-in-fact, John C. Redett, Managing Director (05/13/2025)
- TC Group CEMOF II, L.L.C.: /s/ David Lobe, David Lobe, Authorized Person (05/13/2025)
- CEMOF II General Partner, L.P.: /s/ David Lobe, David Lobe, Authorized Person (05/13/2025)
- CEMOF II AIV, L.P.: CEMOF II General Partner, L.P., its general partner, By: /s/ David Lobe, David Lobe, Authorized Person (05/13/2025)
- Mineral Royalties One, L.L.C.: /s/ David Lobe, David Lobe, Authorized Person (05/13/2025)